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                                                                   EXHIBIT 99.01

Second and third paragraphs under the caption "Legal Proceedings" beginning on page 13 of the Annual Report on Form 10-K of SSBH for the year ended December 31, 1997.

In September 1992, Harris Trust and Savings Bank (as trustee for Ameritech Pension Trust ("APT")), Ameritech Corporation, and an officer of Ameritech filed suit against SBI and Salomon Brothers Realty Corporation ("SBRC") in the U.S. District Court for the Northern District of Illinois (Harris Trust Savings Bank, not individually but solely as trustee for the Ameritech Pension Trust, Ameritech Corporation and John A. Edwardson v. Salomon Brothers Inc and Salomon Brothers Realty Corp.). The second amended complaint alleges that three purchases by APT from defendants of participation interests in net cash flow or resale proceeds of three portfolios of motels owned by Motels of America, Inc. ("MOA"), as well as a fourth purchase by APT of a similar participation interest with respect to a portfolio of motels owned by Best Inns, Inc. ("Best"), violated the Employee Retirement Income Security Act ("ERISA"), and that the purchase of the participation interests for the third MOA portfolio and for the Best portfolio violated the Racketeer Influenced and Corrupt Organization Act ("RICO") and state law. SBI had acquired the participation interests in transactions in which it purchased as principal mortgage notes issued by MOA and Best to finance purchases of motel portfolios; 95% of three such interests and 100% of one such interest were sold to APT for purchase prices aggregating approximately $20.9 million. Plaintiffs' second amended complaint seeks (i) a judgment on the ERISA claims for the purchase prices of the four participation interests (approximately $20.9 million), for rescission and for disgorgement of profits, as well as other relief, and (ii) a judgment on the claims brought under RICO and state law in the amount of $12.3 million, with damages trebled to $37 million on the RICO claims and punitive damages in excess of $37 million on certain of the state law claims as well as other relief. SBI and SBRC answered the second amended complaint in part, moved to dismiss in part and asserted counterclaims against plaintiff Ameritech Corp. In August 1993 the Court (i) dismissed the RICO claims as well as plaintiffs' claims for breach of contract and unjust enrichment; (ii) denied SBI's motion to dismiss one of the ERISA claims (which alleges that SBI participated in a fiduciary's breach); and
(iii) denied Ameritech's motion to dismiss SBI's counterclaims.

In June 1996, the Court (i) granted in part defendants' motion for summary judgment on the ERISA claims, dismissing Counts I and III of the second amended complaint and any claims contained in Count II that are premised on an alleged breach of fiduciary duty; (ii) otherwise denied defendants' motion for summary judgment as it related to the remaining portions of the claims in Count II;
(iii) denied plaintiffs' motion for partial summary judgment with respect to Count II; and (iv) granted plaintiffs' motion for summary judgment dismissing defendants' counterclaims against Ameritech for contribution. In September 1997, the Court granted defendants' alternative motion for summary judgment on plaintiffs' remaining state law claims, dismissing Counts VIII-X of the second amended complaint. In January 1998, the Court certified for interlocutory appeal on that portion of its June 1996 order denying defendants' motion for summary judgment on Count III. Also in January 1998, defendants filed, in the U.S. Court of Appeals for the Seventh Circuit, a petition for permission to appeal, and that petition remains pending.